UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of January, 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Material Notice

ULTRAPAR PARTICIPAÇÕES S.A.

MATERIAL NOTICE

São Paulo, January 19, 2021 – Ultrapar Participações S.A. (B3: UGPA3; NYSE: UGP, “Ultrapar” or the “Company”), in connection with the news published by the media, communicates that it has been notified by Petróleo Brasileiro S.A. – Petrobras that the binding offer presented by the Company to acquire the Alberto Pasqualini Refinery (“Refap”) has been approved. Therefore, the parties initiated the negotiation process of the terms of the sale and purchase agreement and ancillary contracts.

Currently, Ultrapar operates in the oil & gas segment via Ipiranga, Ultragaz and Ultracargo, which are distinguished companies in their respective markets. The potential acquisition of Refap will strengthen Ultrapar’s position in the industry, contributing to a more complementary and synergistic business portfolio, with increased efficiency, potential to generate value to the whole chain and benefits for consumers.

The Company will maintain its shareholders and the market timely informed of any material information related to this announcement.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2021

ULTRAPAR HOLDINGS INC.

By:	/s/ Rodrigo de Almeida Pizzinatto
Name:	Rodrigo de Almeida Pizzinatto
Title:	Chief Financial and Investor Relations Officer

(Material Notice)